                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                Amendment No. 5


                           Neuromedical Systems, Inc.
                   -----------------------------------------
                                (Name of Issuer)



                   Common Stock (par value $0.0001 per share)
                   -----------------------------------------
                         (Title of Class of Securities)


                                   64124H109
                   -----------------------------------------
                                 (CUSIP Number)



                            David J. Greenwald, Esq.
                              Goldman, Sachs & Co.
                                85 Broad Street
                            New York, New York 10004
                                 (212) 902-1000
                        --------------------------------
            (Name, address and telephone number of person authorized
                     to receive notices and communications)


                              September 19, 1997
                   -----------------------------------------
            (Date of Event which requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box: ______

-----------------------
CUSIP NO.
64124H109
-----------------------
--------------------------------------------------------------------------------
1.  Name of Reporting Person
    S.S. or  I.R.S. Identification No. of  Above Person

    Goldman, Sachs & Co.
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group
                                                   (a)
                                                       ----
                                                   (b) ____
--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Source of Funds

    WC; OO
--------------------------------------------------------------------------------
5.  Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)
                                                     [X]
--------------------------------------------------------------------------------
6.  Citizenship or place of Organization



        New York
--------------------------------------------------------------------------------

Number of           7  Sole Voting Power
Shares
Beneficially                -0-
Owned By            ----------------------------
Each                8  Shared Voting Power
Reporting
Person With              8,303,436
                    ----------------------------
                    9  Sole Dispositive Power

                            -0-
                    ----------------------------

                    10 Shared Dispositive Power

                         8,303,436
                    ----------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     8,303,436
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  _______

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

       26.8%
--------------------------------------------------------------------------------
14.  Type of Reporting Person

              BD-PN-IA
--------------------------------------------------------------------------------

-----------------------
CUSIP NO.
64124H109
-----------------------
--------------------------------------------------------------------------------
1.  Name of Reporting Person
    S.S. or  I.R.S. Identification No. of  Above Person

    The Goldman Sachs Group, L.P.
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group
                                                   (a)
                                                       ----
                                                   (b) ____
--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Source of Funds

        AF;OO
--------------------------------------------------------------------------------
5.  Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)
                                                    --------
--------------------------------------------------------------------------------
6.  Citizenship or place of Organization



        Delaware
--------------------------------------------------------------------------------

Number of          7  Sole Voting Power
Shares
Beneficially            135,000
Owned By           -----------------------------
Each               8  Shared Voting Power
Reporting
Person With           8,303,436
                   -----------------------------
                   9  Sole Dispositive Power

                        135,000
                   -----------------------------
                   10 Shared Dispositive Power

                      8,303,436
                   -----------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     8,438,436
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  _______

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

       27.3%
--------------------------------------------------------------------------------
14.  Type of Reporting Person

              HC-PN
--------------------------------------------------------------------------------

-----------------------
CUSIP NO.
64124H109
-----------------------

--------------------------------------------------------------------------------
1.  Name of Reporting Person
    S.S. or  I.R.S. Identification No. of  Above Person

    GS Advisors, L.P.
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group
                                                   (a)
                                                       ----
                                                   (b) ____
--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Source of Funds

        AF
--------------------------------------------------------------------------------
5.  Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)
                                                    --------
--------------------------------------------------------------------------------
6.  Citizenship or place of Organization



        Delaware
--------------------------------------------------------------------------------

Number of          7  Sole Voting Power
Shares
Beneficially              -0-
Owned By           ---------------------------
Each               8  Shared Voting Power
Reporting
Person With           5,374,025
                   ---------------------------
                   9  Sole Dispositive Power

                          -0-
                   ---------------------------
                   10 Shared Dispositive Power

                      5,374,025
                   ---------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     5,374,025
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  _______

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

       17.4%
--------------------------------------------------------------------------------
14.  Type of Reporting Person

              PN
--------------------------------------------------------------------------------

-----------------------
CUSIP NO.
64124H109
-----------------------
--------------------------------------------------------------------------------
1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

    GS Capital Partners, L.P.
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group

                                                   (a)
                                                       ----
                                                   (b) ____
--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Source of Funds

        WC
--------------------------------------------------------------------------------
5.  Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)
                                                      ------

--------------------------------------------------------------------------------
6.  Citizenship or place of Organization



        Delaware
--------------------------------------------------------------------------------

Number of       7  Sole Voting Power
Shares
Beneficially            -0-
Owned By        ----------------------------
Each            8  Shared Voting Power
Reporting
Person With        5,374,025
                ----------------------------
                9  Sole Dispositive Power

                        -0-
                ----------------------------
                10 Shared Dispositive Power

                   5,374,025
                ----------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

       5,374,025
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  ________

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

       17.4%
--------------------------------------------------------------------------------
14.  Type of Reporting Person

         PN
--------------------------------------------------------------------------------

-----------------------
CUSIP NO.
64124H109
-----------------------
--------------------------------------------------------------------------------
1.  Name of Reporting Person
    S.S. or  I.R.S. Identification No. of  Above Person

    Stone Street Fund 1993, L.P.
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group
                                                   (a) _____
                                                   (b) _____
--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Source of Funds

        WC
--------------------------------------------------------------------------------
5.  Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)
                                                     -------
--------------------------------------------------------------------------------
6.  Citizenship or place of Organization

        Delaware
--------------------------------------------------------------------------------
Number of       7  Sole Voting Power
Shares
Beneficially             -0-
Owned By        ---------------------------
Each            8  Shared Voting Power
Reporting
Person With        634,942
                ---------------------------
                9  Sole Dispositive Power

                         -0-
                ---------------------------
                10 Shared Dispositive Power

                   634,942
                ---------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     634,942
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares   _______

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     2.1%
--------------------------------------------------------------------------------
14.  Type of Reporting Person

                PN
--------------------------------------------------------------------------------

-----------------------
CUSIP NO.
64124H109
-----------------------
--------------------------------------------------------------------------------
1.  Name of Reporting Person
    S.S. or  I.R.S. Identification No. of  Above Person

    Bridge Street Fund 1993, L.P.
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group
                                                   (a) _____
                                                   (b) _____
--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Source of Funds

        WC
--------------------------------------------------------------------------------
5.  Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)
                                                     -------
--------------------------------------------------------------------------------
6.  Citizenship or place of Organization

        Delaware
--------------------------------------------------------------------------------
Number of       7  Sole Voting Power
Shares
Beneficially               -0-
Owned By        -----------------------------
Each            8  Shared Voting Power
Reporting
Person With        708,564
                -----------------------------
                9  Sole Dispositive Power

                           -0-
                -----------------------------
                10 Shared Dispositive Power

                   708,564
                -----------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     708,564
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares   _______

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     2.3%
--------------------------------------------------------------------------------
14.  Type of Reporting Person

               PN
--------------------------------------------------------------------------------

-----------------------
CUSIP NO.
64124H109
-----------------------
--------------------------------------------------------------------------------
1.  Name of Reporting Person
    S.S. or  I.R.S. Identification No. of  Above Person

    Stone Street Resource Corp.
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group
                                                   (a) _____
                                                   (b) _____
--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Source of Funds

        AF
--------------------------------------------------------------------------------
5.  Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)
                                                    --------
--------------------------------------------------------------------------------
6.  Citizenship or place of Organization

        Delaware
--------------------------------------------------------------------------------
Number of       7  Sole Voting Power
Shares
Beneficially            -0-
Owned By        ------------------------------
Each            8  Shared Voting Power
Reporting
Person With        1,343,506
                ------------------------------
                9  Sole Dispositive Power

                        -0-
                ------------------------------
                10 Shared Dispositive Power

                   1,343,506
                ------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     1,343,506
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares   _______

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     4.3%
--------------------------------------------------------------------------------
14.  Type of Reporting Person

              CO
--------------------------------------------------------------------------------

                              AMENDMENT NO. 5 TO
                                  SCHEDULE 13D
                        RELATING TO THE COMMON STOCK OF
                           NEUROMEDICAL SYSTEMS, INC.


     GS Capital Partners, L.P. ("GS Capital"), GS Advisors, L.P. ("GS Advisors, L.P."), Stone Street Fund 1993, L.P. ("Stone Street"), Bridge Street Fund 1993, L.P. ("Bridge Street" and together with GS Capital and Stone Street, the "Limited Partnerships"), Stone Street Resource Corp. ("Resource"), Goldman, Sachs & Co. ("Goldman Sachs") and The Goldman Sachs Group, L.P. ("GS Group", and together with GS Capital, GS Advisors, L.P., Stone Street, Bridge Street, Resource and Goldman Sachs, the "Filing Persons")/1/ hereby amend the statement on Schedule 13D filed with respect to the common stock, par value $.0001 per share (the "Common Stock"), of Neuromedical Systems, Inc., a Delaware corporation (the "Company"), as most recently amended by Amendment No. 4 thereto filed August 14, 1997 (as amended, the "Schedule 13D"). Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning ascribed to them in the Schedule 13D.

----------------
/1/Neither the present filing nor anything contained herein shall be construed as an admission that any Filing Person constitutes a "person" for any purposes other than Section 13(d) of the Securities Exchange Act of 1934.

Item 3 is hereby amended as follows:

Item 3.  Source and Amount of Funds or Other Consideration
         -------------------------------------------------

     See Schedule IV hereto for transactions in the Common Stock (other than the partial exercise of the UPOs by the Limited Partnership as described below) which have been effected during the period from August 9, 1997 through September 23, 1997, all of which were effected in the ordinary course of business of Goldman Sachs. The total consideration (exclusive of commissions) for shares of Common Stock purchased during this period was approximately $2,321,378.50. Funds for ordinary course trading purchases came from working capital. Funds for the purchase of shares of Common Stock held in Managed Accounts came from client funds.

     On September 19, 1997, the Limited Partnerships exercised in the aggregate .785 UPOs. The Limited Partnerships funded the exercise with an aggregate of
$87,428.88 and received in the aggregate 55,479 shares of Common Stock (including shares related to the underlying warrants). Funds for the exercise of the UPOs came from the working capital of the Limited Partnerships.

Item 5 is hereby amended as follows:

Item 5.  Interest in Securities of the Issuer
         ------------------------------------

     (a) As of September 23, 1997, GS Capital beneficially owned, and GS Advisors may be deemed to beneficially own, an aggregate of 5,374,025 shares of Common Stock, including 5,357,149 shares of Common Stock and UPOs exercisable into 16,876 shares of Common Stock, representing in the aggregate approximately 17.4% of the shares of the Common Stock reported to be outstanding as of August 8, 1997 (as reported in the Company's Quarterly Report on Form 10-Q for the period ended June 30, 1997).

     As of September 23, 1997, Stone Street beneficially owned an aggregate of 634,942 shares of Common Stock, including 632,947 shares of Common Stock and UPOs exercisable into 1,995 shares of Common Stock, representing in the aggregate approximately 2.1% of the shares of Common Stock reported to be outstanding as of August 8, 1997 (as reported in the Company's Quarterly Report on Form 10-Q for the period ended June 30, 1997).

     As September 23, 1997, Bridge Street beneficially owned an aggregate of 708,564 shares of Common Stock, including 706,341 shares of Common Stock and UPOs exercisable into 2,223 shares of Common Stock, representing in the aggregate approximately 2.3% of the shares of Common Stock reported to be outstanding as of August 8, 1997 (as reported in the Company's Quarterly Report on Form 10-Q for the period ended June 30, 1997).

     As of September 23, 1997, Resource may be deemed to beneficially own an aggregate of 1,343,506 shares of Common Stock, which are owned by Stone Street and Bridge Street as described above, representing in the aggregate approximately 4.3% of the shares of Common Stock reported to be outstanding as of August 8, 1997 (as reported in the Company's Quarterly Report on Form 10-Q for the period ended June 30, 1997).

     As of September 23, 1997, Goldman Sachs may be deemed to beneficially own an aggregate of 8,303,436 shares of Common Stock, including (i) the shares of Common Stock beneficially owned by the Limited Partnerships described above,
(ii) 630 shares of Common Stock acquired in ordinary course trading activities, and (iii) 1,585,275 shares of Common Stock held in Managed Accounts, representing in the aggregate approximately 26.8% of the Common Stock reported to be outstanding as of August 8, 1997 (as reported in the Company's Quarterly Report on Form 10-Q for the period ended June 30, 1997).

     As of September 23, 1997, GS Group may be deemed to beneficially own an aggregate of 8,438,436 shares of Common Stock, including (i) the shares of Common Stock beneficially owned by Goldman Sachs, (ii) 125,000 shares of Common Stock owned by GS Group and (iii) 10,000 Directors Options, representing in the aggregate approximately 27.3% of the shares of Common Stock reported to be outstanding as of August 8, 1997 (as reported in the Company's Quarterly Report on Form 10-Q for the period ended June 30, 1997).

     GS Group and Goldman Sachs disclaim beneficial ownership of (i) the shares of Common Stock beneficially owned by the Limited Partnerships to the extent of partnership interests in the Limited Partnerships held by persons other than GS Group, Goldman Sachs or their affiliates and (ii) shares of Common Stock held in Managed Accounts.

     None of the Filing Persons or, to the knowledge of any of the Filing Persons, any of the persons listed on Schedules I, II-A or II-B hereto, beneficially owns any shares of Common Stock as of September 23, 1997 other than as set forth herein.

     (c) Schedule IV sets forth transactions in the Common Stock (other than the partial exercise of the UPOs by the Limited Partnerships as described in Item 3) which have been effected during the period from August 9, 1997 through September 23, 1997, all of which were effected in the ordinary course of business of Goldman Sachs. The transactions in the Common Stock, described in Schedule IV, were effected in the NASDAQ National Market. The total consideration (exclusive of commissions) for the shares of Common Stock purchased during this period was approximately $2,321,378.50.

     Except as set forth on Schedule IV, no transactions in the Common Stock were effected by Filing Persons, or, to the knowledge of any of the Filing Persons, any of the persons listed on Schedules I, II-A or II-B hereto, during the period from August 9, 1997 through September 23, 1997.

                                     SIGNATURE
                                     ---------


       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth is true, complete and correct.

Dated:  September 30, 1997



                                    GOLDMAN, SACHS & CO.

                                    By:/s/ Richard A. Friedman
                                       ---------------------------
                                    Name: Richard A. Friedman
                                    Title:  Managing Director


                                    THE GOLDMAN SACHS GROUP, L.P.
                                    By: The Goldman Sachs Corporation,
                                        its general partner

                                    By: /s/ Richard A. Friedman
                                       ---------------------------
                                    Name: Richard A. Friedman
                                    Title:  Executive Vice President


                                    GS ADVISORS, L.P.
                                    By: GS Advisors, Inc., its general partner

                                    By: /s/ Richard A. Friedman
                                       ---------------------------
                                    Name: Richard A. Friedman
                                    Title:  President


                                    GS CAPITAL PARTNERS, L.P.
                                    By: GS Advisors, L.P., its general partner
                                    By: GS Advisors, Inc., its general partner

                                    By: /s/ Richard A. Friedman
                                       ---------------------------
                                    Name: Richard A. Friedman
                                    Title:  President


                                    STONE STREET FUND 1993, L.P.
                                    By: Stone Street Resource Corp.,
                                        its general partner

                                    By: /s/ Richard A. Friedman
                                       ---------------------------
                                    Name: Richard A. Friedman
                                    Title: Vice President


                                    BRIDGE STREET FUND 1993, L.P.
                                    By: Stone Street Resource Corp.,
                                        its managing general partner

                                    By: /s/ Richard A. Friedman
                                       ---------------------------
                                    Name: Richard A. Friedman
                                    Title: Vice President


                                    STONE STREET RESOURCE CORP.
                                    By: /s/ Richard A. Friedman
                                       ---------------------------
                                    Name: Richard A. Friedman
                                    Title: Vice President

                                  SCHEDULE IV
                          Neuromedical Systems, Inc.
                              Cusip No. 64124H109
----------------------------------------------------------------------

Purchases     Sales       Price        Trade Date     Settlement Date
---------     -----       -----        ----------     ---------------
                  404      4.09375       11-Aug-97           14-Aug-97
    7,500                   4.0625       11-Aug-97           14-Aug-97
      404                  4.09375       11-Aug-97           14-Aug-97
      700                   4.0625       12-Aug-97           15-Aug-97
    2,000                   4.0625       12-Aug-97           15-Aug-97
    7,000                     3.96       13-Aug-97           18-Aug-97
    3,000                     3.96       13-Aug-97           18-Aug-97
                1,000       4.0625       13-Aug-97           18-Aug-97
                1,000      4.09375       13-Aug-97           18-Aug-97
                1,500        4.125       14-Aug-97           19-Aug-97
    2,000                  3 15/16       14-Aug-97           19-Aug-97
                2,000        4.125       14-Aug-97           19-Aug-97
               10,000      3 15/16       15-Aug-97           20-Aug-97
                2,000      3 15/16       15-Aug-97           20-Aug-97
   10,000                    3.875       15-Aug-97           20-Aug-97
                  250      3 15/16       15-Aug-97           20-Aug-97
                2,500      3 15/16       15-Aug-97           20-Aug-97
                1,500      3 15/16       15-Aug-97           20-Aug-97
                1,000            4       18-Aug-97           21-Aug-97
                1,000            4       18-Aug-97           21-Aug-97
                2,000      3 25/32       19-Aug-97           22-Aug-97
                5,000            4       19-Aug-97           22-Aug-97
    2,500                  3 15/16       19-Aug-97           22-Aug-97
    1,000                  3 25/32       21-Aug-97           26-Aug-97
      500                  3 25/32       21-Aug-97           26-Aug-97
    1,000                   3.5625       22-Aug-97           27-Aug-97
    1,000                    3.625       22-Aug-97           27-Aug-97
                1,000         3.75       22-Aug-97           27-Aug-97
    1,000                     3.75       22-Aug-97           27-Aug-97
                1,000        3.625       22-Aug-97           27-Aug-97
    1,000                    3.625       22-Aug-97           27-Aug-97
    2,000                     3.75       22-Aug-97           27-Aug-97
                2,000         3.75       22-Aug-97           27-Aug-97
                2,000       3.5625       25-Aug-97           28-Aug-97
      700                      3.5       25-Aug-97           28-Aug-97
                  200      3 15/32       28-Aug-97            3-Sep-97
                  700      3 15/32       28-Aug-97            3-Sep-97
                  300       3.4375       28-Aug-97            3-Sep-97
                1,000       3.4375       28-Aug-97            3-Sep-97
    2,500                    3.375       28-Aug-97            3-Sep-97
                1,000       3.4375       28-Aug-97            3-Sep-97
                  400      3 15/32       28-Aug-97            3-Sep-97
    1,700                      3.5       29-Aug-97            4-Sep-97
    1,000                      3.5       29-Aug-97            4-Sep-97
                2,000       3.5625       29-Aug-97            4-Sep-97
    1,000                      3.5       29-Aug-97            4-Sep-97
    5,000                    3.375       29-Aug-97            4-Sep-97
      700                      3.5       29-Aug-97            4-Sep-97
      800                    3.375       29-Aug-97            4-Sep-97
                1,500       3.5625       29-Aug-97            4-Sep-97

----------------------------------------------------------------------

                                  SCHEDULE IV
                          Neuromedical Systems, Inc.
                              Cusip No. 64124H109
-----------------------------------------------------------------------

Purchases      Sales       Price        Trade Date     Settlement Date
---------      -----       -----        ----------     ---------------
    2,000                       3.5       29-Aug-97            4-Sep-97
                 1,500       3.5625       29-Aug-97            4-Sep-97
    3,000                       3.5       29-Aug-97            4-Sep-97
                 2,000       3.5625       29-Aug-97            4-Sep-97
                 2,000       3.5625       29-Aug-97            4-Sep-97
                 2,000       3.5625       29-Aug-97            4-Sep-97
                 1,500       3.5625       29-Aug-97            4-Sep-97
    1,000                       3.5       29-Aug-97            4-Sep-97
                 1,000       3.5625       29-Aug-97            4-Sep-97
      300                       3.5       29-Aug-97            4-Sep-97
                 2,000       3.5625       29-Aug-97            4-Sep-97
                 1,000        3.375        2-Sep-97            5-Sep-97
                 5,000       3.3125        2-Sep-97            5-Sep-97
                 1,000       3.3125        2-Sep-97            5-Sep-97
                   300      3 15/32        2-Sep-97            5-Sep-97
                 1,000       3.4375        2-Sep-97            5-Sep-97
                 1,000       3.3125        2-Sep-97            5-Sep-97
                 3,000          3.5        2-Sep-97            5-Sep-97
    1,000                    3.4375        2-Sep-97            5-Sep-97
    1,000                     3.375        2-Sep-97            5-Sep-97
    2,000                      3.45        2-Sep-97            5-Sep-97
                 1,000       3.3125        2-Sep-97            5-Sep-97
                 1,000       3.3125        2-Sep-97            5-Sep-97
                   300      3 15/32        2-Sep-97            5-Sep-97
                 3,000       3.3125        2-Sep-97            5-Sep-97
    4,700                    3.4375        2-Sep-97            5-Sep-97
    1,000                    3.4375        2-Sep-97            5-Sep-97
                 1,500         3.25        3-Sep-97            8-Sep-97
    5,000                      3.25        3-Sep-97            8-Sep-97
                 1,000         3.25        3-Sep-97            8-Sep-97
    1,000                         3        4-Sep-97            9-Sep-97
      200                   3.09375        4-Sep-97            9-Sep-97
    1,000                         3        4-Sep-97            9-Sep-97
                   500      3.09375        4-Sep-97            9-Sep-97
    2,000                         3        5-Sep-97           10-Sep-97
                 1,000            3        5-Sep-97           10-Sep-97
                   700        2.875        8-Sep-97           11-Sep-97
    2,000                   2 15/16        8-Sep-97           11-Sep-97
                 1,000      2 31/32        8-Sep-97           11-Sep-97
                 1,000      2 31/32        8-Sep-97           11-Sep-97
                   400        2.875        8-Sep-97           11-Sep-97
                 1,000        2.875        8-Sep-97           11-Sep-97
    1,000                   2 15/16        9-Sep-97           12-Sep-97
                 2,000      3.03125        9-Sep-97           12-Sep-97
                   700            3        9-Sep-97           12-Sep-97
    5,000                   2 31/32        9-Sep-97           12-Sep-97
   14,000                   2 31/32        9-Sep-97           12-Sep-97
    1,000                   2 31/32        9-Sep-97           12-Sep-97
    1,000                   2 15/16        9-Sep-97           12-Sep-97
    1,000                   2 15/16        9-Sep-97           12-Sep-97

-----------------------------------------------------------------------

                                  SCHEDULE IV
                          Neuromedical Systems, Inc.
                              Cusip No. 64124H109
-----------------------------------------------------------------------

Purchases      Sales       Price        Trade Date     Settlement Date
---------      -----       -----        ----------     ---------------
                 5,000            3        9-Sep-97           12-Sep-97
      500                   2 31/32        9-Sep-97           12-Sep-97
    5,000                   2 31/32        9-Sep-97           12-Sep-97
    5,300                         3        9-Sep-97           12-Sep-97
    2,000                   2 31/32        9-Sep-97           12-Sep-97
                 1,300            3        9-Sep-97           12-Sep-97
    3,000                         3        9-Sep-97           12-Sep-97
    1,000                   2 15/16        9-Sep-97           12-Sep-97
                13,000        3.042        9-Sep-97           12-Sep-97
    2,500                   2 31/32        9-Sep-97           12-Sep-97
                10,000       3.0625        9-Sep-97           12-Sep-97
    2,000                   2 31/32        9-Sep-97           12-Sep-97
    1,000                   2 15/16        9-Sep-97           12-Sep-97
    3,000                   2 31/32        9-Sep-97           12-Sep-97
                22,000        3.042        9-Sep-97           12-Sep-97
    2,000                         3        9-Sep-97           12-Sep-97
    1,000                   2 15/16        9-Sep-97           12-Sep-97
                 1,000            3        9-Sep-97           12-Sep-97
    2,000                   2 15/16        9-Sep-97           12-Sep-97
    1,000                     3.875       10-Sep-97           15-Sep-97
    2,000                    4.0625       10-Sep-97           15-Sep-97
                 2,000        3.875       10-Sep-97           15-Sep-97
                 2,000       4.0625       10-Sep-97           15-Sep-97
    1,000                     3.875       10-Sep-97           15-Sep-97
    1,000                     3.875       10-Sep-97           15-Sep-97
    1,000                    4.0625       10-Sep-97           15-Sep-97
                 1,000          3.5       10-Sep-97           15-Sep-97
   15,000                      3.97       10-Sep-97           15-Sep-97
    1,000                     4.125       10-Sep-97           15-Sep-97
    1,000                    4.1875       10-Sep-97           15-Sep-97
                   950        4.125       10-Sep-97           15-Sep-97
    1,000                     3.625       10-Sep-97           15-Sep-97
                 1,000       4.0625       10-Sep-97           15-Sep-97
                 1,000          3.5       10-Sep-97           15-Sep-97
    1,000                     3.875       10-Sep-97           15-Sep-97
                 2,500        3.875       10-Sep-97           15-Sep-97
    1,000                    4.0625       10-Sep-97           15-Sep-97
                 2,500      3 29/32       10-Sep-97           15-Sep-97
                 1,000          3.5       10-Sep-97           15-Sep-97
                 2,500      3 15/16       10-Sep-97           15-Sep-97
      600                     3.875       10-Sep-97           15-Sep-97
                 1,000       4.0625       10-Sep-97           15-Sep-97
    1,000                     3.375       10-Sep-97           15-Sep-97
    3,000                    4.0625       10-Sep-97           15-Sep-97
                 2,500      4.26875       10-Sep-97           15-Sep-97
                 1,000        3.875       10-Sep-97           15-Sep-97
    1,000                     3.875       10-Sep-97           15-Sep-97
    1,000                     3.875       10-Sep-97           15-Sep-97
                 1,000            4       10-Sep-97           15-Sep-97
    1,000                     3.875       10-Sep-97           15-Sep-97

-----------------------------------------------------------------------

                                  SCHEDULE IV
                          Neuromedical Systems, Inc.
                              Cusip No. 64124H109
------------------------------------------------------------------------

Purchases      Sales       Price        Trade Date     Settlement Date
---------      -----       -----        ----------     ---------------
    5,000                     3.875       10-Sep-97           15-Sep-97
                 1,000       4.0625       10-Sep-97           15-Sep-97
                 1,000        3.625       10-Sep-97           15-Sep-97
                 2,000       4.0625       10-Sep-97           15-Sep-97
                 7,500        4.125       10-Sep-97           15-Sep-97
                 1,000       4.0625       10-Sep-97           15-Sep-97
                 2,500            4       10-Sep-97           15-Sep-97
    1,000                     3.625       10-Sep-97           15-Sep-97
                 1,300            4       10-Sep-97           15-Sep-97
    1,000                   3 25/32       11-Sep-97           16-Sep-97
    1,000                   3 15/16       11-Sep-97           16-Sep-97
    2,700                   3 13/16       11-Sep-97           16-Sep-97
                 1,000            4       11-Sep-97           16-Sep-97
                 5,000        3.875       11-Sep-97           16-Sep-97
      696                   3 27/32       11-Sep-97           16-Sep-97
                   500      3 13/16       11-Sep-97           16-Sep-97
                   200      3 13/16       11-Sep-97           16-Sep-97
                 2,700        3.875       12-Sep-97           17-Sep-97
                 1,000      3 29/32       12-Sep-97           17-Sep-97
   15,000                     3.875       12-Sep-97           17-Sep-97
                 2,000        3.875       12-Sep-97           17-Sep-97
                 6,000      3 29/32       12-Sep-97           17-Sep-97
   60,000                    3.8789       15-Sep-97           18-Sep-97
                 1,000        3.875       15-Sep-97           18-Sep-97
                 2,000      3 29/32       15-Sep-97           18-Sep-97
                 2,000      3 15/16       15-Sep-97           18-Sep-97
                 2,300        3.875       15-Sep-97           18-Sep-97
                 2,000      3 15/16       15-Sep-97           18-Sep-97
                 5,000      3 29/32       15-Sep-97           18-Sep-97
                 1,000        3.875       15-Sep-97           18-Sep-97
                 1,000        3.875       15-Sep-97           18-Sep-97
                 2,500      3 29/32       15-Sep-97           18-Sep-97
                 2,000        3.875       15-Sep-97           18-Sep-97
                 1,000        3.875       15-Sep-97           18-Sep-97
                 2,000      3 15/16       15-Sep-97           18-Sep-97
                   500        3.875       15-Sep-97           18-Sep-97
                 3,000      3 29/32       15-Sep-97           18-Sep-97
                 1,000        3.875       15-Sep-97           18-Sep-97
                 1,300      3 29/32       15-Sep-97           18-Sep-97
                13,000      3 29/32       15-Sep-97           18-Sep-97
                 2,700      3 29/32       15-Sep-97           18-Sep-97
                 2,000      3 29/32       15-Sep-97           18-Sep-97
                 1,000        3.875       15-Sep-97           18-Sep-97
                15,000      3 29/32       15-Sep-97           18-Sep-97
       30                     3.875       15-Sep-97           18-Sep-97
    1,000                      3.75       16-Sep-97           19-Sep-97
                 1,000      3 15/16       16-Sep-97           19-Sep-97
    4,000                      3.75       17-Sep-97           22-Sep-97
                 4,000         3.75       17-Sep-97           22-Sep-97
                 1,000      3 15/16       18-Sep-97           23-Sep-97

---------------------------------------------------------------

                                  SCHEDULE IV
                          Neuromedical Systems, Inc.
                              Cusip No. 64124H109
-----------------------------------------------------------------------

Purchases      Sales       Price        Trade Date     Settlement Date
---------      -----       -----        ----------     ---------------
                   500      3 15/16       18-Sep-97           23-Sep-97
      500                   3 13/16       19-Sep-97           24-Sep-97
    3,500                    3.8975       19-Sep-97           24-Sep-97
                 1,500            4       19-Sep-97           24-Sep-97
    1,000                    4.1875       19-Sep-97           24-Sep-97
                 1,000       4.1875       19-Sep-97           24-Sep-97
                 2,500       4.1875       19-Sep-97           24-Sep-97
                 1,000        4.125       19-Sep-97           24-Sep-97
                 1,000        4.125       19-Sep-97           24-Sep-97
    2,500                     4.085       19-Sep-97           24-Sep-97
                 1,000        4.125       19-Sep-97           24-Sep-97
                 3,700        4.125       19-Sep-97           24-Sep-97
                 1,000            4       19-Sep-97           24-Sep-97
    1,500                      3.96       19-Sep-97           24-Sep-97
                 1,000       4.1875       19-Sep-97           24-Sep-97
                 1,000        4.125       19-Sep-97           24-Sep-97
    2,500                    3.8975       19-Sep-97           24-Sep-97
    1,000                    4.1875       19-Sep-97           24-Sep-97
                 2,700        4.125       19-Sep-97           24-Sep-97
                 1,000      3 15/16       19-Sep-97           24-Sep-97
                 1,000            4       19-Sep-97           24-Sep-97
                 1,000      3 15/16       19-Sep-97           24-Sep-97
                 1,000        4.125       19-Sep-97           24-Sep-97
   11,000                     4.075       19-Sep-97           24-Sep-97
                 5,000       4.1875       19-Sep-97           24-Sep-97
                 2,500       4.1875       19-Sep-97           24-Sep-97
    6,500                     4.075       19-Sep-97           24-Sep-97
                 1,000        4.125       22-Sep-97           25-Sep-97
      500                   3 15/16       22-Sep-97           25-Sep-97
                 1,700       4.0625       22-Sep-97           25-Sep-97
   10,000                    4.0625       22-Sep-97           25-Sep-97
                 1,000      3 15/16       22-Sep-97           25-Sep-97
                 1,000            4       22-Sep-97           25-Sep-97
                 1,000       4.0625       22-Sep-97           25-Sep-97
                 1,000      3 15/16       22-Sep-97           25-Sep-97
                 1,000       4.0625       22-Sep-97           25-Sep-97
   15,000                    4.0625       22-Sep-97           25-Sep-97
    2,500                    4.0125       22-Sep-97           25-Sep-97
                 3,000        4.125       22-Sep-97           25-Sep-97
                 1,000        4.125       22-Sep-97           25-Sep-97
                 2,500       4.0625       22-Sep-97           25-Sep-97
                 3,000        4.125       22-Sep-97           25-Sep-97
                 1,000      3 15/16       22-Sep-97           25-Sep-97
                 1,000      3 15/16       22-Sep-97           25-Sep-97
                 5,000      3 15/16       23-Sep-97           26-Sep-97
                 2,700      3 15/16       23-Sep-97           26-Sep-97
                10,000      3 31/32       23-Sep-97           26-Sep-97
                 1,100      3.98438       23-Sep-97           26-Sep-97
                 2,000       3.9775       23-Sep-97           26-Sep-97
                 1,000      3 15/16       23-Sep-97           26-Sep-97

-----------------------------------------------------------------------

                                  SCHEDULE IV
                          Neuromedical Systems, Inc.
                              Cusip No. 64124H109
-----------------------------------------------------------------------

Purchases      Sales       Price        Trade Date     Settlement Date
---------      -----       -----        ----------     ---------------
   15,000                    3.8975       23-Sep-97           26-Sep-97
                 1,000       3.9775       23-Sep-97           26-Sep-97
                   500      3 25/32       21-Aug-97           26-Aug-97
                 1,000       3.4375        2-Sep-97            5-Sep-97
                 3,500        3.951       19-Sep-97           24-Sep-97
                 1,000        3.951       19-Sep-97           24-Sep-97
                 3,000        3.951       19-Sep-97           24-Sep-97
                 1,300        3.951       19-Sep-97           24-Sep-97
                 4,500        3.951       19-Sep-97           24-Sep-97
    7,500                     4.125       11-Aug-97           14-Aug-97
                 7,500        3.951       19-Sep-97           24-Sep-97
                   200      3.09375        4-Sep-97            9-Sep-97
                 1,500         3.96       19-Sep-97           24-Sep-97
                 2,500        4.085       19-Sep-97           24-Sep-97
                 3,500       3.8975       19-Sep-97           24-Sep-97
                 2,500       3.8975       19-Sep-97           24-Sep-97
                15,000       3.8975       23-Sep-97           26-Sep-97
   35,000                    3.0625        9-Sep-97           12-Sep-97
    3,000                    3.0625        9-Sep-97           12-Sep-97
                10,000        3.875       10-Sep-97           15-Sep-97
                30,000      3 15/16       10-Sep-97           15-Sep-97
   11,000                     4.125       10-Sep-97           15-Sep-97
                 6,000       4.0625       10-Sep-97           15-Sep-97
   10,000                     3.625       10-Sep-97           15-Sep-97
                 1,000      3 29/32       10-Sep-97           15-Sep-97
                 5,000      4.09375       10-Sep-97           15-Sep-97
               194,000        3.875       10-Sep-97           15-Sep-97
                10,000       3.5625       10-Sep-97           15-Sep-97
                11,000      3 11/16       10-Sep-97           15-Sep-97
                 1,000       4.1875       19-Sep-97           24-Sep-97
               100,000      3 15/16       19-Sep-97           24-Sep-97
                 6,500        4.125       19-Sep-97           24-Sep-97
                 6,000        3.871       10-Sep-97           15-Sep-97
    3,500                     4.125       11-Aug-97           14-Aug-97
                 3,500        3.951       19-Sep-97           24-Sep-97
    6,500                     3.063        9-Sep-97           12-Sep-97
    7,000                   3 15/16       19-Sep-97           24-Sep-97
    6,500                     4.125       11-Aug-97           14-Aug-97
                 6,500      3 15/16       15-Sep-97           18-Sep-97
                36,500        3.871       10-Sep-97           15-Sep-97
                12,500            3        9-Sep-97           12-Sep-97
    8,500                     4.125       11-Aug-97           14-Aug-97
                 8,500      3 15/16       15-Sep-97           18-Sep-97
                 5,000        3.871       10-Sep-97           15-Sep-97
   10,000                   3 15/16       19-Sep-97           24-Sep-97
    7,000                     3.063        9-Sep-97           12-Sep-97
                18,000            3        9-Sep-97           12-Sep-97
                32,000        3.871       10-Sep-97           15-Sep-97
                 9,000        3.871       10-Sep-97           15-Sep-97
                 6,000        3.871       10-Sep-97           15-Sep-97

-----------------------------------------------------------------------

                                  SCHEDULE IV
                          Neuromedical Systems, Inc.
                              Cusip No. 64124H109
-----------------------------------------------------------------------

Purchases      Sales       Price        Trade Date     Settlement Date
---------      -----       -----        ----------     ---------------
                16,000        3.871       10-Sep-97           15-Sep-97
   13,500                     3.063        9-Sep-97           12-Sep-97
    2,000                    3.0625        9-Sep-97           12-Sep-97
    5,000                     3.887       10-Sep-97           15-Sep-97
                 9,500        3.871       10-Sep-97           15-Sep-97
                20,500            3        9-Sep-97           12-Sep-97
                12,000        3.871       10-Sep-97           15-Sep-97
                30,000        3.871       10-Sep-97           15-Sep-97
                35,000        3.871       10-Sep-97           15-Sep-97
   18,000                     4.125       11-Aug-97           14-Aug-97
                18,000        3.951       19-Sep-97           24-Sep-97
                 4,000        3.871       10-Sep-97           15-Sep-97
                 6,500        3.871       10-Sep-97           15-Sep-97
   27,500                     4.125       11-Aug-97           14-Aug-97
                27,500        3.951       19-Sep-97           24-Sep-97
                19,500        3.951       19-Sep-97           24-Sep-97
    8,500                     4.125       11-Aug-97           14-Aug-97
                 5,000      3 15/16       16-Sep-97           19-Sep-97
                 3,500      3 15/16       18-Sep-97           23-Sep-97
    7,500                   3 15/16       23-Sep-97           26-Sep-97
    5,500                     3.063        9-Sep-97           12-Sep-97
    8,000                     4.125       11-Aug-97           14-Aug-97
                 8,000        3.951       19-Sep-97           24-Sep-97
    5,500                     3.063        9-Sep-97           12-Sep-97
   35,000                     4.125       11-Aug-97           14-Aug-97
                35,000      3 15/16       18-Sep-97           23-Sep-97
    6,500                     4.125       11-Aug-97           14-Aug-97
                 6,500        3.951       19-Sep-97           24-Sep-97
                10,500        3.871       10-Sep-97           15-Sep-97
                 7,000            3        9-Sep-97           12-Sep-97
                 2,000            3        9-Sep-97           12-Sep-97
                 8,000        3.871       10-Sep-97           15-Sep-97
   12,500                     3.887       10-Sep-97           15-Sep-97
                 6,000        3.871       10-Sep-97           15-Sep-97
    3,500                     3.887       10-Sep-97           15-Sep-97
    2,000                    3.5625       29-Aug-97            4-Sep-97
    1,500                    3.5625       29-Aug-97            4-Sep-97
    1,500                    3.5625       29-Aug-97            4-Sep-97
    2,000                    3.5625       29-Aug-97            4-Sep-97
    2,000                    3.5625       29-Aug-97            4-Sep-97
    1,000                    3.5625       29-Aug-97            4-Sep-97
    2,000                    3.5625       29-Aug-97            4-Sep-97
    1,500                    3.5625       29-Aug-97            4-Sep-97


-----------------------------------------------------------------------